MUTUAL OF AMERICA
LIFE INSURANCE COMPANY
320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSOCIATE GENERAL COUNSEL
CORPORATE LAW
AMY.LATKIN@MUTUALOFAMERICA.COM

February 5, 2019

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mutual of America Investment Corporation (the “Registrant”)

Registration Statement on Form N-1A (File no. 033-87874 and 811-08922)

Post-effective amendment to Rule 485(a)(2) of the Securities Act of 1933

Ladies and Gentlemen:

Contemporaneously herewith, the above named Registrant is filing a post-effective amendment under Rule 485(a)(2) of the Securities Act of 1933. This is to advise that the reason for the filing under Rule 485(a)(2) is the addition of the International Fund to be offered by the Registrant. Please note that information as of December 31, 2018, including performance and fund operating expense information, will be updated in a post-effective amendment under Rule 485(b) prior to the effective date.

For your convenience, please contact us if you would like to see the marked prospectus in Word format and we will send that to you directly.

Sincerely,

/s/ Amy Latkin

Amy Latkin
Vice President and
Associate General Counsel